FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**
Cardiome Pharma Corp.
6190 Agronomy Rd, Suite 405
Vancouver, BC V6T 1Z3

2. **Date of Material Change**
October 7, 2013

3. **News Release**
October 7, 2013 - Vancouver, Canada

4. **Summary of Material Change**
Cardiome Pharma Corp. today announced publication of positive data from an observational, retrospective study performed at the Skåne University Hospital in Malmö, Sweden. The study included 251 recent-onset atrial fibrillation (AF) patients who received 355 BRINAVESS™ treatments during the period between January 15, 2011 and April 15, 2013. During the observation period, 70% of the AF patients treated with BRINAVESS converted with a median time of 11 minutes. Conversion efficacy was 76% in patients with AF duration <10 hours. The median time spent in the ER for patients who converted on BRINAVESS was 6.5 hours. These results are published in the October 2013 issue of The European Journal of Cardiovascular Medicine.

5. **Full Description of Material Change**
See attached press release

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**
Not Applicable.

7. **Omitted Information**
Not Applicable.

8. **Executive Officer**
Name: Jennifer Archibald
Title: Chief Financial Officer
Phone No.:   604-677-6905

9. **Date of Report**
October 7, 2013

Per: ____*"Jennifer Archibald"*____
Jennifer Archibald,
Chief Financial Officer

<u>SCHEDULE "A" – PRESS RELEASE</u>

CARDIOME ANNOUNCES PUBLICATION OF POSITIVE DATA FROM AN OBSERVATIONAL, RETROSPECTIVE STUDY OF BRINAVESS

Vancouver, Canada, October 7, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced publication of positive data from an observational, retrospective study performed at the Skåne University Hospital in Malmö, Sweden. The study included 251 recent-onset atrial fibrillation (AF) patients who received 355 BRINAVESS™ treatments during the period between January 15, 2011 and April 15, 2013. During the observation period, 70% of the AF patients treated with BRINAVESS converted with a median time of 11 minutes. Conversion efficacy was 76% in patients with AF duration <10 hours. The median time spent in the ER for patients who converted on BRINAVESS was 6.5 hours. These results are published in the October 2013 issue of The European Journal of Cardiovascular Medicine.

"It is exciting to see that patients treated in the clinically critical first 48 hours after AF onset appear to continue to derive better-than-expected benefit from BRINAVESS and that they also prefer this therapy over DC cardioversion," stated William Hunter, M.D., Chief Executive Officer of Cardiome Pharma Corp. "The high conversion efficacy coupled with short hospital stay we believe makes BRINAVESS a practical option for physicians and patients who value rapid relief from AF."

"Skåne University Hospital developed a "fast-track" AF program in the emergency room where patients with short duration AF were promptly treated with BRINAVESS, which likely contributed to the higher efficacy seen in this setting compared to the ACT and AVRO clinical trials," stated Dr. Steen Juul-Möller, the study's Principal Investigator and Cardiome's Medical Director. "The finding that 75% of successfully treated BRINAVESS patients remained in normal sinus rhythm after a one year follow-up period - was an extremely interesting and important finding that requires further investigation," added Dr. Juul-Möller.

Patients with recent-onset AF and whom cardioversion was considered were evaluated for BRINAVESS treatment. Over the period of the study, 251 patients received 355 treatments. In all patients, 70% of BRINAVESS treatments were successful and 70% of the patients responded at least once with conversion to sinus rhythm. The conversion rate was higher at 76% among patients with AF duration <10 hours compared to 66% in those with AF >10 hours (P<0.05). Transient bradycardia and hypotension were seen in 5 patients (1.4%) occurring within minutes after conversion and were judged as a response to the change in heart rhythm. No ventricular tachyarrhythmias, including Torsade-des-Pointes were seen.[1]

Those patients who did not respond to BRINAVESS treatment were subsequently treated with DC cardioversion. All patients who had experienced both BRINAVESS and DC cardioversion were given a questionnaire to assess cardioversion preference and were followed up for a maximum period of 27 months (BRINAVESS [n = 156]; DC cardioversion [n=91]). Among those who converted with BRINAVESS, 72% would prefer this treatment, in patients who did not convert with BRINAVESS, 61% said they would prefer DC cardioversion if they experienced a relapse (P<0.001). Furthermore, among BRINAVESS responders, 78% were satisfied or very satisfied with the treatment. In the follow up portion of the study, after 12 months, 75% of BRINAVESS responders were still in sinus rhythm, compared to 45% of patients that required DC cardioversion (P<0.001).

References:
1. Juul-Möller, S. Vernakalant in recently developed Atrial Fibrillation: How to translate pharmacological trials into clinical practice. *European Journal of Cardiovascular Medicine*. Vol. 2, Issue 4. Published online October 4, 2013.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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